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82- SUBMISSIONS FACING SI

02042560

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME De'Longhi S.p.A.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUL 23 2002
THOMSON FINANCIAL P

**NEW ADDRESS

FILE NO. 82- 34652 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlu

DATE : 7/12/02

82-34652

DēLonghi

AR/S
12-31-01

Financial statements as at 31st December, 2001

02 JUL -8 AM 10:45

De'Longhi S.p.A. – Corporate headquartes: Via L. Seitz, 47 – 31100 Treviso – Italy
Share capital: Eur 448.500.000,00
Listed in the Register of Companies: Court of Treviso at n. 41279
Listed in the R.E.A. of Treviso at n. 224758
Taxpayer's Code 11570840154 – VAT n. 03162730265

De' Longhi S.p.A.
Headquarters: Via L. Seitz, 47 - Treviso (TV)
Share capital: EUR 448,500,000 wholly paid up
Listed in the Register of Companies of the Court of Treviso at no. 41279
Listed in the R.E.A. at no. 224758

Report of the Board of Directors

2001 was an extraordinary year for De' Longhi.
The company's internal growth, acquisition of Kenwood and listing in the Stock Exchange enabled it to radically strengthen its competitive standing and step forward into a leading role within the world market.

Company Profile

De' Longhi can boast a position of *leadership* in market segments that share a concept is comfort and well-being and embrace products ranging from heating, air-conditioning and air treatment systems to cooking and food preparation and home cleaning and ironing systems.

The takeover of Kenwood, an international specialist in the sector of appliances for food preparation, likewise active in the sector of cleaning and ironing systems through its subsidiary Ariete S.p.A., served not only to complete the range of products offered but also further accentuated De' Longhi's international vocation. Exports account for over 67% of sales revenues and the stability and effectiveness of operations abroad is mainly left up to completely controlled commercial organisations that are fully in tune with the values and competence characterising the company's culture.

The company plays a multi-specialist role in the segments it operates in, given its capacity to offer the market products with innovative technological features and a high-quality *design* and, in some cases, to anticipate and stimulate the latent needs of consumers, always with the support of vigorous communication initiatives.

De' Longhi relies on a broad industrial capacity and solid manufacturing *know-how*. It has 3 factories where, in particular, the initial processes take place, such as sheet metal forming and plastic injection moulding, critical in order to develop and realise products with distinctive quality, technology and design at a fast rate.
However, the company increasingly relies on outsourcing in order to increase flexibility and the range of available alternatives.
A great deal of attention is focused on innovation, seen as the determinant factor for the success of its products.

Thanks to the resources and skills available to it, De' Longhi has succeeded in achieving strong growth, both internally and through takeovers.

We intend to continue cultivating and reinforcing these values to ensure that shareholders will receive adequate returns on their investment.

Significant events

In the early months of 2001, De' Longhi S.p.A., through one of its subsidiary companies, acquired a 100% stake of Kenwood Appliances Plc. following a public purchase offer; this English company heads a group that operates in the sector of appliances for food preparation, household cleaning and ironing. The takeover bid was announced on 16 February 2001 and completed on 24 May 2001, the date marking the closure of the procedure for the purchase of shares not included in the public offer.
The purchase price of the entire stake, including accessory expenses, amounted to 76.4 million Euros.
The acquisition of Kenwood has enabled the company to improve its strategic positioning in the segment of appliances for cooking/food preparation, where it now stands as *leader* within Europe.
The quality of the brand acquired, the strong complementarity between products and distribution, the considerable synergies from a purchasing standpoint and the possibility of having a factory in China, only partly used, have enabled us to implement a plan of action that has already yielded some important results.
Less than a year after the aforesaid takeover, the balance is largely positive: revenues from sales are up 13.2% compared to the previous year, the synergies forecast at the time of the takeover have been achieved, though only partly reflected in the results reported in the 2001 income statement.
Our efforts have also enabled us to discover further synergies that will benefit future operations.
The company's organisational model was revised in order to ensure an orientation toward safeguarding and enhancing the distinctive qualities of the *brands* on the one hand, while maximising the potential synergies within the Group at the same time. To this end, the necessary steps were taken to upgrade the Chinese factory to adequate levels of efficiency and an organisational unit has been set up in China for the purpose of providing all Group brands with the best conditions for managing the purchase of finished products.
At the same time, in countries where pre-existing branches were merged (France and Germany), the respective sales forces remained unchanged.

In the month of July, after months of intense preparation, the Italian Stock Exchange admitted the ordinary shares of De' Longhi S.p.A. to a listing on the stock market. Trading started on 24 July 2001. The operation consisted in a public offering of 37,500,000 ordinary shares in De' Longhi S.p.A. at a value of 3.4 Euros each; 11,055,000 shares were made available to the public at large in Italy and 26,445,000 shares were privately placed with professional investors in Italy and institutional investors abroad, for a total counter-value of 127.5 million Euros. Following the aforesaid public offering, the share capital of De' Longhi consists of 149,500,000 shares worth a total of 448.5 million Euros.
The listing took place at an especially difficult time for the stock market; in the first months of trading share prices showed a downward trend, which was however in line with general market trends. But over time the market has gradually rewarded the quality of the work achieved by the company and the credibility of its plans.
The initial share trading price was exceeded in the month of December and the growth trend has continued in a positive fashion, with values and liquidity constantly on the rise up to the present date.
The trading price has increased by 31.5% up to today, considering a closing price of 4.47 Euros as at 25/03/2002.

Principal results

In 2001, De' Longhi S.p.A. earned net revenues of 568.6 million Euros. Revenues grew by 77.3 million Euros compared to 2000, equivalent to an increase of 15.7%.

EBITDA (earnings before interests, taxes, depreciation and amortisation) rose from 80.5 million Euros in 2000 (with a ratio to sales of 16.4%) to 88.9 million Euros in 2001 (with a ratio to sales of 15.6%).

EBIT went from 48.1 million Euros in 2000 to 53.0 million Euros in 2001, with an increase of 4.9 million Euros (+10.2%); the ratio to net revenues went from 9.8% to 9.3%.

Net profits decreased from 17.8 million Euros in 2000 to 6.1 million Euros in 2001; this result reflects above all the write-downs of share capital investments, partly offset by lower financial expenses and fewer extraordinary expenses.

Market scenario

In 2001 world GDP grew at a much slower rate than in 2000 - approximately +1.6% - despite the significant contribution of Far East countries, especially China and the Indian subcontinent.

In 2001 the economy within the EURO zone slowed down considerably; the manufacturing sector was penalised by the repercussions of the worldwide decline in demand; Internal demand within the EURO zone suffered a further setback due to the effects of inflation, which exceeded forecasts, and the consequences arising in the aftermath of September 11th.
The sharpest downturn occurred in Germany, where average yearly growth of the GDP stood at 0.6%, versus 3% in 2000. Italy and France reported growth rates of only 1.8% and 2.1% respectively.

The slowdown in growth and falling crude oil prices contributed to bring average inflation within the Euro zone down to about 3%. Consequently, at the end of the year the monetary authorities lowered interest rates from 4.75%, where they stood in April 2001, to 3.25%.
The British economy likewise saw a downturn in GDP (which grew only 1.1%) and domestic consumption, after enjoying an uptrend in growth which had culminated in 2000.

The slowdown in the expansion of the North American economy was accentuated as a result of the terrorist attacks of September 2001 (GDP grew at a rate of 0.9%). This period was also characterised by a sharp fall in domestic demand and an increase in inflation.

The Japanese economy remains caught in a recession, with decreases both in GDP (0.9%) and consumption (0.4%).

The unpropitious scenario described above had only a partial impact on the market segments we are interested in.

As regards the market for small appliances for cooking and food preparation, we witnessed a variety of phenomena, which need to be interpreted segment by segment. In Italy, there was a general growth of about 3%, the sector being buoyed by personal care products and several cooking segments. On a European level, the UK market showed considerable growth - fairly generalised - whereas the data for other countries are difficult to interpret due

to the anomalous situation created with the winding up of the Moulinex Group. The disappearance of this player, whose shares of the market were only partly taken over by the buyer, SEB, caused a contraction in the market in general in the latter part of the year, though this was accompanied by an increase in the market shares of other brands.

As far as the North American market is concerned, though overall growth was modest, the uptrend in high-end products continued, and a good part of our range falls into this category.

Based on the data in our possession, we can affirm that the major markets for portable heating appliances enjoyed generalised growth.
Within the air treatment sector, the market for portable products - more greatly influenced by seasonal factors - underwent a decline due to a particularly cold summer in the northern hemisphere.

Company performance

Below we provide a reclassification of income statement data.

	2001	% of sales	2000	% of sales	Change	Change %
	Euros	%	Euros	%		%
Net revenues	548.4	96.4%	477.3	97.1%	71.1	14.9%
Other revenues	20.2	3.6%	14.0	2.9%	6.2	44.3%
Total revenues	**568.6**	**100.0%**	**491.3**	**100.0%**	**77.3**	**15.7%**
Materials consumables and goods	(299.9)	(52.7%)	(245.9)	(50.1%)	(54.0)	22.0%
Services	(118.8)	(20.9%)	(107.2)	(21.8%)	(11.6)	(10.8%)
Added value	**149.9**	**26.4%**	**138.2**	**28.1%**	**11.7**	**8.5%**
Labour cost	(57.2)	(10.1%)	(51.3)	(10.4%)	(5.9)	11.5%
Provisions	(3.8)	(0.7%)	(6.4)	(1.3%)	2.6	(40.6%)
EBITDA-0	**88.9**	**15.6%**	**80.5**	**16.4%**	**8.4**	**10.4%**
Amortisation and depreciation	(35.9)	(6.3%)	(32.4)	(6.6%)	(3.5)	10.8%
EBIT	**53.0**	**9.3%**	**48.1**	**9.8%**	**4.9**	**10.2%**
Financial income (expenses)	(11.2)	(2.0%)	(13.1)	(2.6%)	1.9	(14.5%)
Other income (expenses)	(26.1)	(4.6%)	1.3	0.2%	(27.4)	-
Earnings before taxes	**15.7**	**2.8%**	**36.3**	**7.4%**	**(20.6)**	**(56.7%)**
Income taxes	(9.6)	(1.7%)	(18.5)	(3.8%)	(8.9)	(48.1%)
Net income	**6.1**	**1.1%**	**17.8**	**3.6%**	**(11.7)**	**(65.7%)**

Net revenues rose 15.7% in 2001 compared to 2000, above all as a result of the good performance of key segments, i.e. heating (+21.6%) and cooking and food preparation/home cleaning and ironing (+21.4%). As regards the air-conditioning segment, whose performance was in line with that of the previous year, the unfavourable summer weather conditions negatively impacted sales in 2001, especially in Italy.
With respect to sales trends in different geographical regions, we may note that the slight decrease in the Italian market - which is mainly due to the aforesaid contraction in the air-conditioning market - is offset by a substantial increase in all our major markets, above all North America and the U.K.
EBITDA amounted to 88.9 million Euros; this item increased by 8.4 million Euros compared to the year 2000 (+10.4%);

Though it grew in absolute terms, EBITDA showed a slight decline in terms of the ratio to revenues, which dropped from 16.4% to 15.6%; this mainly ascribable to the negative impact of a less favourable sales mix, given the lower incidence of sales in portable air conditioners, which yield higher-than-average margins.

EBIT amounted to 53.0 million Euros; this item increased by 4.9 million Euros compared to 2000 (+10.2%); the ratio to revenues went from 9.8% in 2000 to 9.3% in 2001.

The profit for the year amounted to 6.1 million Euros, and was thus lower than in the previous year; the overall result reflects write-downs in share capital investments, partly offset by a reduction in extraordinary expenses and improved financial management.

Analysis of balance sheet - financial data

Below we provide a summary of balance-sheet/financial data.

	2001 (A)	2000 (B)	Change 2001-2000 (A – B)
	mill. Euros	mill. Euros	mill. Euros
Trade receivables	138.7	139.5	(0.8)
Inventory	77.5	91.3	(13.8)
Trade payables	(91.8)	(88.7)	(3.1)
Others	105.6	77.8	27.8
Net Working Capital	**230.0**	**219.9**	**10.1**
Non-current assets			
Intangible assets	93.2	90.9	2.3
Tangible assets	96.3	101.9	(5.6)
Long-term investments	49.6	53.6	(4.0)
Non-current liabilities	(22.2)	(30.9)	8.7
Total capital employed	**446.9**	**435.4**	**11.5**
Net equity	(507.5)	(244.4)	(263.1)
Total non-financial sources	**(507.5)**	**(244.4)**	**(263.1)**
Net financial position	**60.6**	**(191.0)**	**251.6**

Net operating capital increased by 10.1 million Euros compared to the same period in 2000, primarily as a result of the reduction in inventories; the ratio of operating capital to sales fell in 2001 from 44.7% to 40.4%.

We shall also note the 14.7 million Euro investment made to cover the Stock Exchange listing costs.

The net financial standing reflects the share capital increase of 129.4 million Euros approved by the Shareholders during the general meeting taking place on 18 April 2001 as well as the share capital increase of 127.5 million Euros deriving from the Public offering.

The cash flow can be summarised as follows:

	2001	2000	Change
Self-financing	67.2	55.9	11.3
Changes in net working capital	(19.4)	(8.8)	(10.6)
Cash flow from investing activities	(53.1)	(34.1)	(19.0)
Cash flow provided by movements of net equity	256.9	-	256.9
Change in net financial standing	**251.6**	**13.0**	**238.6**

Main subsidiary companies

De' Longhi Pinguino S.A.
It is a holding company.
In the year 2001 the company acquired the shares of Kenwood Appliances Plc; among the main companies controlled by De' Longhi Pinguino S.A., we shall mention:

DL Radiators S.p.A.
This company, which engages in the manufacture and sale of terminal fixtures for fixed heating systems, was formed through the merger of Radel S.p.a. and DL Radiators S.p.A. taking place at the end of December 2001.
Net sales stood at 56 million Euros as at 31 December 2001 and EBITDA amounted to 7.0 million Euros (with a ratio to revenues of 12,6%).

Elba S.p.A.
During the year, within the framework of the group restructuring project, the sub-holding De' Longhi Divisione Cucine S.p.A. merged the subsidiary Elba S.p.A., taking on the merged company's name.
This company manufactures freestanding cookers, cooktops and built-in ovens, falling within the segment of appliances for cooking and food preparation.
Net sales stood at 71.1 million Euros as at 31 December 2001 and EBITDA amounted to 8.1 million Euros (with a ratio to sales of 11.4%).

Climaveneta S.p.A.
This company manufactures medium- and large-sized cooling machinery and systems for the air-conditioning segment.
In 2001, Climaveneta S.p.A. merged the former subsidiary Ergoklima S.p.A. and Micromax S.p.A.
Net sales stood at 92 million Euros as at 31 December 2001, up 12.1 million Euros compared to 2000 (+12.1%); EBITDA amounted to 13.5 million Euros - increasing by 1.6 million Euros compared to 2000 - with a ratio to sales of 14.6%, in line with the figure for the previous year.

De' Longhi Japan Corp.
This company distributes De' Longhi Group products in the Japanese market.
Net sales stood at 60.9 million Euros as at 31 December 2001, up 8.7 million Euros compared to 2000 (+16.7%); EBITDA amounted to 7.2 million Euros - increasing by 3.1 million Euros compared to 2000 - with a ratio to sales that rose from 7.8% to 11.9%.

The other main subsidiaries directly controlled by De' Longhi S.p.A. are:

Ariagel S.p.A.
This company manufactures and sells air-conditioners and other indoor air-cleaning products.
The company launched a corporate restructuring which resulted in the dismissal of the majority of its production workers as manufacturing activities were transferred to De' Longhi's factories. The company will thus focus its operations exclusively on the sale of air conditioners.
The revenues from sales totalled 14.0 million Euros at 31 December 2001; the company reported a loss of 3.6 million Euros, mainly as a result of its restructuring costs.

Simac -Vetrella S.p.A.
This company manufactures and sells ironing systems and appliances for food preparation and household cleaning. In addition, the company represents the thermoplastic manufacturing "pole" within the De'Longhi Group.
Sales amounted to 110.7 million Euros as at 31 December 2001 almost in line with the 2000 figure. EBITDA is disclosed as 7.4 million Euros, up 3.3 million Euros compared to 2000. The ratio to sales rose from 3.8% in 2000 to 6.6% in 2001.

De' Longhi LTD
This company distributes Group products in the United Kingdom.
Net sales amounted to 63.6 million Euros, up 36% compared to 2000. EBITDA is reported as 2.8 million Euros - 1 million Euros higher than in the previous year - with a ratio to sales that rose from 3.9% to 4.5%.

De' Longhi America Inc.
This company distributes Group products in the American market.
Sales amounted to 95.4 million Euros as at 31 December 2001, up 21.7 million Euros (+29.4%) compared to 2000. EBITDA is reported as 4.4 million Euros - 2.5 million Euros higher than in 2000 - with a ratio to sales that rose from 2.6% to 4.6%.

Kenwood Group
The Kenwood Group underwent a corporate restructuring aimed at simplifying its organisation. In this context, the most important companies from an operational standpoint are Ariete S.p.A. and Kenwood Limited, also in consideration of the income flows among the companies belonging to the Group.
We shall note that the aggregate data for the Kenwood Group show revenues from sales totalling 284 million Euros and an operating result of 9.1 million Euros.

Human resources: organisation and systems

As at 31 December 2001, De'Longhi S.p.A. employed 1,831 people (versus 1,762 in 2000), who may be classified as follows:

	31/12/2001	31/12/2000
Workers	1,286	1,280
Office staff	510	455
Managers	35	27
TOTAL	**1,831**	**1,762**

Based on a comparison with the data for 2000, the cost of labour rose 11.5%, arriving at 57.2 million Euros; this increase was however lower than the increase in business.
It is mainly ascribable to pay raises granted during the year, either by contract or as a reward for performance.

During the year, also to further their professional development, several company managers ventured out onto the international stage; this meets the company's need to directly monitor several critical activities and to transfer skills and *best practices* all across the organisation, while offering the managers involved an opportunity to enjoy a challenging experience in sociocultural contexts unlike those they are accustomed to.

In 2001, as in the past, the company planned and implemented countless job training, refresher and management training courses aimed at its own staff. Numerous employees from the technical-industrial, commercial, administrative and service divisions, both in Italy and abroad, took part in the courses, which were carried out both internally and with the support of external job-training agencies.

As regards the distribution/sales organisation, in 2001 the company continued in its efforts to optimise/reinforce the internal and external channels and markets through which it operates. This led, among other things, to the year-end merger of the commercial enterprises of De' Longhi and Kenwood in France and Germany. Furthermore, the company continued its reorganisation of logistic processes and flows as well as commercial planning and order management processes, which has already yielded some substantial results, its objective being to achieve a further reduction in operating capital.

Quality

During the year, the company continued its quality control restructuring project, which aimed to extend the quality standards of De' Longhi to all the major Group companies. We expect to obtain ISO 9001 Certification for the fixed air-conditioner manufacturing division of De' Longhi S.p.A. before the end of 2002.

Logistics

In 2001, work also began to expand the finished products warehouse in Mignagola, as part of a project to move Kenwood's central European warehouse from Holland to Treviso, Italy. De' Longhi will work on behalf of Kenwood to maximise efficiency in deliveries.
Direct deliveries increased in 2001, especially in France, Great Britain and Germany.

Distribution

In 2001, our affiliate Parex Industries Limited took over distribution of Kenwood products in New Zealand and Australia, which was previously entrusted to a distributor.
In South Africa the pre-existing branch division of Kenwood was assigned to distribute De' Longhi products, previously sold through a distributor. Ariete opened a branch in Spain.
New sales personnel were recruited in Austria and provided with logistic support through the Kenwood branch division.

Information systems

The company's information systems are essentially based on SAP management software, which permits an integrated management of all the main aspects tied to production and trade activities, including logistics, supplies, stock, orders, sales and the handling of raw materials, semi-finished goods and finished products.
The projects undertaken fit into the strategy of:

- extending a "single integrated" system to all Group companies in order to ensure more reliable, prompter information and more efficient management of intercompany relations as well as better control over the companies' activities;
- computerising an increasing number of processes to improve the efficiency of internal organisational structures, exploiting the potentialities offered by the software used;
- Improving the management of relations with third parties (customers and suppliers) by exploiting the new technologies that rely on use of the Internet.

In the year 2001, several important projects were carried out, including the extension of the SAP system to the branch divisions in Germany and France, which were moreover integrated with the former divisions of the Kenwood Group, the implementation and development of software for managing the consolidation of statutory and performance data, the development of new and more efficient procedures for commercial planning management extended to sales divisions and the planning of procedures with visibility on a European scale, the introduction of Internet management of orders from service centres and De' Longhi control over direct purchases.

Risk coverage

The company has broad insurance coverage to protect its main assets (tangible fixed assets and receivables) and protect itself from the possible liabilities connected with sold products.

Research & development

The company's research and development department dedicates substantial resources to this activity. These considerable investments have enabled the company to gain competitive advantages and consolidate them over time.

The activities conducted have also allowed it to take advantage of the benefits granted under Law 46/82 and subsequent modifications for investments in applied research and technological innovation. Said benefits consist in long-term loans at special low interest rates and lump sum grants.

In the segment of wall-mounted air conditioners interesting solutions were devised - based on the use of the Internet - to upgrade and increase existing functions with the possibility of tele-management and remote control features that are highly innovative in comparison with current market standards.

Again with regard to the production of air conditioners, we shall emphasize that the E.U. has banned the use of the refrigerant gas R22 in the production of cooling appliances only as of 01/06/2002 and for appliances with heat pumps as of 1/01/2004, within the framework of its policies to protect the ozone layer. The use of R22 continues to be allowed in the rest of the world.
The possible alternatives in Europe will be of two types: synthetic gases and natural gases. For years De' Longhi has relied on a sophisticated technology

for employing natural gases, whose use is strongly supported by the public opinion and institutions concerned about protecting the environment.
In this context of regulatory change, De' Longhi's technological know-how should serve to strengthen its competitive advantage in the segment of portable air conditioners, where it has always enjoyed world leadership.
However, given the complex, evolving scenario which is subject to many technological and market factors that will determine future, final choices, the company has decided to develop the different technological alternatives throughout its product range, being equipped with the resources, know-how and means needed to achieve this purpose.

In 2001 the costs incurred for research and development totalled about 6.3 million Euros, entirely expensed as incurred.

In view of the benefits to which the company may be entitled under the law, below we provide the information required.

Nature and description of research & development activities
These activities included various research projects dedicated to the air-conditioning sector (2.3 million Euros), the heating sector (1.0 million Euros) and small home appliances (3.0 million Euros);

Nature and description of costs deducted as per Dpr (President's decree) no. 917/86
The expenses incurred during the year may be broken down into (i) labour costs for Research & Development personnel, amounting to 4.3 million Euros, (ii) instrument and equipment costs, amounting to 0.3 million Euros and (iii) costs of technological consulting services, for the acquisition of know-how and general expenses, amounting to 1.7 million Euros.

Description of the fundamental results achieved and the possible benefits in terms of know-how
As proof of the capacity for innovation expressed by the company at this time and as justification, therefore, of the investments made, we call attention to the registration of some important inventions.

Investments and products

In 2001 the commitment to research and development was concretely manifested in the launching of a series of new products to support the various product families in which De' Longhi specialises:

In the "Cooking and food preparation" segment, the traditional range of 12-litre ovens was broadened to include a "retro" model and the range of 28-litre ventilated ovens was enriched with functions such as a rotisserie and new user-friendly electronics for the USA and Canadian markets.
The range of coffee machines with pumps was further reinforced by the introduction of a new electronic model featuring temperature control, new models for filter packets and a new middle-priced model.
The Group increased its share of the important British market in almost every product segment, thanks above all to the new products.

The "Air conditioning and air treatment" segment saw the introduction of a new air/air conditioner marketed with the Superclima brand and the development of "telegate" technology, thanks to which the functions of our air conditioners can be controlled through the Internet.

In the "Heating" segment, the range of appliances featuring "ECC" intelligent electronics was broadened to include a fan heater, convector and radiator model.

In the "Household products and ironing" segment, the Group renewed the range of electric brooms aimed at the Italian market with the introduction of high-performance motors on class A models and launched a new vacuum cleaner with a filtering system and multifunctional steam cleaners.

In 2001 the company invested approximately 26.6 million Euros in advertising and communication. The campaigns were concentrated in the spring-summer (the cleaning and air conditioning season), and continued up to October both for small home appliances and dehumidification systems.
The advertising drive successfully backed the launching of the Colombina class A as well as the marketing efforts already undertaken in 2000 to promote the new Pinguino Air/water with turbopower, the dual oven, rotating deep fryers and wall-mounted air conditioners.
We also undertook press campaigns to promote small appliances, coffee machines in particular, and initiatives at points of sale to support climate control products and decision-making and small home appliances.
As regards the export market, we witnessed the launching of a new television format "living innovation", with filmed spots on deep fryers and coffee machines which, besides focusing consumers' attention on the benefits deriving from De' Longhi products, promote an image of the De' Longhi brand that is consistent with the tradition of innovation distinguishing it, together with its design and the prestige of products made in Italy.
Ad hoc communication initiatives continued in Japan and the United States, while press advertising activities were also conducted in Eastern European countries.

Stock option plans

The month of July 2001 saw the implementation of the stock option plan approved by the Board of Directors on 12 June 2001, whose objectives include building up the loyalty of key resources by focusing their attention on medium- and long-term factors of success, and maintaining or improving the Group's competitiveness in the domestic and international market from the pay standpoint by introducing an economic variable correlated to the creation of value for the company and shareholders.
The option plan was carried out on the approval of the shareholders, who during the extraordinary general meeting of 18 April 2001 authorized the Board of Directors, for a period not to exceed five years, to undertake a paid increase in capital by issuing a maximum of 7,500,000 ordinary company shares
The initiative involved 63 Italian and foreign employees covering key positions within the Group, whom were allotted an overall total of about 6,900,000 options.
Entitlement to part of the options granted is conditional upon the holders' maintaining their working relationship with the Group; the remaining part, ranging from 40% to 50% of the total, is also conditional on the achievement of some of the goals defined within the framework of the 2001 – 2003 Strategic Plan, with regard to EBITDA and the ratio between Net Operating Capital and net total revenues.
Any options granted may be exercised by participants in the plan to an extent of 50% starting from 2004; the remaining50% may be exercised in the year 2005 and up to 28.02.2006, within the framework of the periods defined.

Corporate Governance

For information regarding Corporate Governance, the reader should refer to the report drawn up in accordance with Art. IA 2.12 of the Stock Exchange Regulatory Guidelines, which includes complete information about the implementation status of the Corporate Governance system.
This report will be registered with the Italian Stock Exchange.

Shares held by Directors and Auditors

Pursuant to art. 79 of Consob (Italian Securities and Exchange Commission) directive n. 11971 of 14/05/1999, we hereby provide information relative to the shares held by directors and auditors in De' Longhi S.p.A. and its subsidiaries.

Last and first name	Affiliate	Ownership as at 31/12/00	Purchases 2001	Sales 2001	Ownership As at 31/12/2001
De' Longhi Giuseppe	De' Longhi SpA	340	7,250	-	7,590
De' Longhi Giuseppe	Elba SpA	90	-	-	90
De' Longhi Fabio	De' Longhi SpA (*)	-	130,000	-	130,000
De' Longhi Fabio	De' Longhi Pinguino S.A.	1	-	-	1
Beraldo Stefano	De' Longhi SpA	-	15,500	-	15,500
Sandri Giorgio	De' Longhi SpA	-	30,000	-	30,000
Lanfranchi Massimo	De' Longhi SpA (*)	-	750	-	750

(*) shares held indirectly and/or through family members are also included.

Relations with parent, subsidiary, associated companies and related parties

In reference to Consob communications n. 97001574 dated 20/02/97 and n. 98015375 dated 27/02/98, which concern relations with Group companies and correlated parties, we note that all the transactions taking place fell within the scope of ordinary Group operations, with the exceptions already described in the explanatory notes, and were stipulated at normal market conditions. Furthermore, no significant transactions of an atypical nature can be reported.
The effects deriving from De' Longhi's relations with parent, subsidiary and associated companies and correlated parties are summarised in the explanatory notes.

Euro

In 2001 the company completed the conversion of its accounts to the Euro.

Events subsequent to close of year

No significant events may be reported.

Foreseeable prospects/progress in operations

The results of the first months of the current year, though they are not particularly indicative, given that they refer to the least favourable period of the year in terms of earnings (the heating and air-conditioning lines are not at the peak of their respective business seasons), confirm expectations of further significant growth compared to the same period of last year.

Steel prices were down sharply from the previous year's average and this trend is likely to persist, also due to the recent introduction of customs barriers in the USA.

Proposal for the allocation of profits

In submitting the financial statements for the year 2001 to the shareholders for approval, we propose that the net profit of 6,140,325 Euros be allocated as follows:

- 307,016 Euros to the Legal Reserve;
- 4,933,500 Euros to the Shareholders, through the distribution of a gross dividend of 0.033 Euros on each of the 149,500,000 shares in circulation, with the attribution of the tax credit provided under art. 14 D.P.R. (President's Decree) n. 917 of 1986;
- 899,809 Euros to the Extraordinary Reserves.

Treviso, March 27th 2002

On behalf of the Board of Directors
The Managing Director
Stefano Beraldo

(Amounts in Euro)

ASSETS	31.12.2001 Partial	31.12.2001 Total	31.12.2000 Partial	31.12.2000 Total
A) RECEIVABLES FROM SHAREHOLDERS		0		0
B) ASSETS				
I - INTANGIBLE ASSETS				
1) Start-up expenses		11.739.928		40.752
2) Research, development and advertising		139.763		110.661
3) Industrial and other patent rights		1.740.947		1.338.685
4) Concessions, licenses, trademarks and similar rights		78.784.885		88.643.223
5) Goodwill		161.184		193.421
7) Others		659.957		548.667
TOTAL INTANGIBLE ASSETS		93.226.664		90.875.409
II - TANGIBLE ASSETS				
1) Land and buildings		59.253.845		61.467.509
2) Plant and machinery		26.890.539		29.040.872
3) Industrial and commercial equipment		7.951.871		8.994.089
4) Other assets		1.503.308		1.930.594
5) Assets under construction and advances to suppliers		659.608		474.939
TOTAL TANGIBLE ASSETS		96.259.171		101.908.003
III - FINANCIAL ASSETS				
1) Equity investments in:				
a) subsidiaries	45.110.028		47.295.946	
b) associated companies	4.362.701		6.148.075	
c) other companies	152.076	49.624.805	152.556	53.596.577
2) Accounts receivables due from:				
subsidiaries				
- within 1 year	393.590.148		10.687.858	
- more than 1 year	4.708.895	398.299.043	62.213.100	72.900.958
b) associated companies		6.196.655		
c) parent companies		0		0
d) other companies				
- within 1 year	55.736		52.529	
- more than 1 year	505.090	560.826	733.991	786.520
Total receivables		405.056.524		73.687.478
TOTAL FINANCIAL ASSETS		454.681.329		127.284.055
TOTAL FIXED ASSETS		**644.167.164**		**320.067.467**
C) CURRENT ASSETS				
I - INVENTORY				
1) Raw materials and consumables		29.504.849		34.836.076
2) Work in progress		7.958.951		7.137.494
4) Finished goods and materials		40.090.885		49.303.602
TOTAL INVENTORY		77.554.685		91.277.172
II - RECEIVABLES				
1) From customers:		138.683.295		139.488.236
2) From subsidiaries		168.921.359		107.921.539
3) From associated companies				1.305.937
- within 1 year	5.138.919			
- more than 1 year	680.333	5.819.252		
4) From parent companies		3.305.821		207.080
5) Other receivables				
- within 1 year	6.440.198		21.312.591	
- more than 1 year	7.160.722	13.600.920	1.531.522	22.844.113
TOTAL RECEIVABLES		330.330.647		271.766.905
III - SHORT TERM FINANCIAL ASSETS				
4) Equity investments		905.659		905.659
6) Other securities				129.316
TOTAL SHORT TERM FINANCIAL ASSETS		905.659		1.034.975
IV - LIQUID FUNDS				
1) Cash in bank		17.061.976		21.916.697
2) Cheques		796.981		494.722
3) Cash in hand		115.573		156.931
TOTAL LIQUID FUNDS		17.974.530		22.568.350
TOTAL CURRENT ASSETS		**426.765.521**		**386.647.402**
D) PREPAYMENTS AND CURRENT INCOME				
1) Accrued income		1.833.292		1.675.638
2) Prepaid expenses		1.290.834		1.421.286
TOTAL PREPAYMENTS AND CURRENT INCOME		**3.124.126**		**3.096.924**
TOTAL ASSETS		**1.074.056.811**		**709.811.793**

(Amounts in Euro)

LIABILITIES	31.12.2001 Partial	31.12.2001 Total	31.12.2000 Partial	31.12.2000 Total
A) SHAREHOLDER'S EQUITY				
I - SHARE CAPITAL		448.500.000		206.582.760
II - ADDITIONAL PAID-IN CAPITAL		15.000.000		0
III - REVALUATION RESERVE		0		0
IV - LEGAL RESERVE		3.253.678		2.357.637
V - RESERVE FOR TREASURY STOCK ON HAND		0		0
VI - STATUTORY RESERVE		0		0
VII -OTHER RESERVES		34.588.590		17.683.931
IX - NET INCOME (LOSS) FOR THE YEAR		6.140.325		17.800.700
TOTAL SHAREHOLDER'S EQUITY		507.482.593		244.425.028
B) PROVISION FOR CONTINGENCIES AND OBLIGATIONS				
1) Provisions for agents leaving indemnity and similar obligations		1.564.043		1.372.780
3) Other provisions		4.875.359		6.829.626
TOTAL		6.439.402		8.202.406
C) STAFF LEAVING INDEMNITY		10.337.038		9.855.554
D) PAYABLES				
3) Bank loans and overdrafts:				
- within 1 year	75.823.901		31.211.271	
- more than 1 year	124.914.263	200.738.164	91.431.649	122.642.920
4) Other financing payables		0		0
5) Advances		628.806		2.356.265
6) Trade payables		91.834.385		88.717.926
8) Payables due to subsidiaries				
- within 1 year	41.723.163		27.388.492	
- more than 1 year	174.680.154	216.403.317	163.760.951	191.149.443
9) Payables due to associated companies		3.576.642		707.110
10) Payables due to parent companies		11.288		10.895
11) Payables due to tax authorities				
- within 1 year	12.117.705		13.030.942	
- more than 1 year	8.226.957	20.344.662	15.175.144	28.206.086
12) Social security payables		2.430.762		2.154.049
13) Other payables		10.518.230		8.623.483
TOTAL PAYABLES		546.486.256		444.568.177
E) ACCRUED LIABILITIES AND DEFERRED INCOME				
1) Accrued liabilities		2.336.500		2.760.628
2 Deferred income		975.022		
TOTAL ACCRUED LIABILITIES AND DEFERRED INCOME		3.311.522		2.760.628
TOTAL LIABILITIES		566.574.218		465.386.765
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		1.074.056.811		709.811.793
MEMORANDUM ACCOUNTS				
- Guaranties on behalf of subsidiaries associated companies		220.752.005		247.734.097
- Guaranties on behalf of third parties		1.951.000		3.978.000
TOTAL MEMORANDUM ACCOUNTS		222.703.005		251.712.097

(Amounts in Euro)

INCOME STATEMENT	31.12.2001 Parziali	31.12.2001 Totali	31.12.2000 Parziali	31.12.2000 Totali
A) INCOME				
1) Net revenues from the sale of goods and services		548.392.175		477.324.466
2) Changes in work in progress and finished goods (inventory)		(8.391.259)		16.435.385
4) Increases in fixed assets for internal work		1.831.460		1.998.881
5) Other income		20.234.962		14.022.228
VALUE OF PRODUCTION (REVENUE)		562.067.338		509.780.960
B) EXPENSES				
6) Raw and subsidiary material and goods		288.025.850		273.281.871
7) Services		113.255.213		101.267.535
8) Leases		3.219.331		2.236.296
9) Personnel costs:				
a) salaries and wages	40.536.415		36.050.914	
b) social security costs	13.477.273		12.352.968	
c) severances payments	2.857.477		2.632.073	
e) other costs	316.922	57.188.087	281.693	51.317.648
10) Amortisation, depreciation and writedowns:				
a) amortisation of intangible fixed assets	14.127.273		11.083.679	
b) amortisation of tangible fixed assets	21.760.109		21.377.242	
d) writedowns of trade receivables	1.817.939	37.705.321	3.008.158	35.469.079
11) Changes in stock of raw materials and consumables		5.331.227		(8.908.785)
12) Provision for risks		1.947.675		3.355.876
14) Sundry operating expenses		2.291.751		3.685.439
TOTAL PRODUCTION COSTS (EXPENSES)		508.964.455		461.704.959
DIFFERENCE BETWEEN REVENUES AND EXPENSES (A-B)		53.102.883		48.076.001
C) FINANCIAL INCOME AND EXPENSES				
15) Income from equity investments:				
a) from subsidiaries	48.916		0	
d) others	1.376.652	1.425.568	11.017.723	11.017.723
16) Other financial income:				
c) from securities entered as current assets that aren't equity investments	7.152		1.599.461	
d) other income:				
- from subsidiaries	11.545.614		102.490	
- from associated companies	374.051			
- from parent companies			207.080	
- others	11.358.017	23.284.834	14.719.692	16.628.723
17) Interest and other financial expenses:				
a) from subsidiaries	(2.501.439)		(1.605.971)	
b) from parent companies			(3.429.740)	
c) others	(31.961.409)	(34.462.848)	(24.713.552)	(29.749.263)
TOTAL FINANCIAL INCOME AND EXPENSES		(9.752.446)		(2.102.817)
D) ADJUSTMENTS TO FINANCIAL ASSETS				
18) Revaluations:				
a) of equity investments				702.368
19) Writedowns:				
a) of equity investments		(24.853.169)		(291.885)
TOTAL ADJUSTMENTS TO FINANCIAL ASSETS		(24.853.169)		410.483
E) EXTRAORDINARY INCOME AND EXPENSES				
20) Income:				
b) other		86.713		1.266.850
21) Oneri:				
c) other extraordinary expenses		(2.795.250)		(11.392.066)
TOTAL EXTRAORDINARY INCOME AND EXPENSES		(2.708.537)		(10.125.216)
NET INCOME (LOSS) BEFORE INCOME TAX		15.788.731		36.258.451
22) Income taxes		(9.648.406)		(18.457.751)
23) NET INCOME		6.140.325		17.800.700

(amounts in EURO)

Cash flows for the years 2001 and 2000

	2001	2000	Change
Cash flow provided (used) by operating activities			
Profit for the year	6.140.325	17.800.720	(11.660.395)
Depreciation	35.887.382	32.460.865	3.426.517
Accruals and write-downs less amounts drawn	25.131.682	5.714.596	19.417.086
Total self-financing	**67.159.389**	**55.976.181**	**11.183.208**
Changes in working capital:			
Trade receivables	806.700	4.669.803	(3.863.103)
Net inventories	13.722.486	(25.344.089)	39.066.575
Trade payables	1.389.000	10.798.081	(9.409.081)
Other payables, receivables, expenses and income	2.515.713	9.694.412	(7.178.699)
Receivables from and payables to parent, subsidiary and associated companies	(37.823.871)	(8.626.380)	(29.197.492)
Total changes in in working capital	**(19.389.972)**	**(8.808.172)**	**(10.581.800)**
Cash flow (used) by investing activities			
Investments in tangible fixed assets	(16.111.277)	(12.175.988)	(3.935.289)
Share capital investments	(20.881.396)	(29.837.781)	8.956.385
Investments in intangible fixed assets	(16.478.527)	(1.747.690)	(14.730.837)
Net change in receivables from others	225.694	9.637.602	(9.411.908)
Total cash flow (used) by investing activities	**(53.245.506)**	**(34.123.857)**	**(19.121.649)**
Cash flow provided (used) by changes in shareholder's equity			
Share capital increase and share premium	256.917.240	0	256.917.240
Total cash flow provided (used) by changes in shareholder's equity	**256.917.240**	**0**	**256.917.240**
Net financial position change	**251.441.151**	**13.044.152**	**238.396.999**
Net financial position as at 31 December 2000	(190.919.138)	(203.963.290)	13.044.152
Net financial position as at 31 December 2001	**60.522.013**	**(190.919.138)**	**251.441.151**

Change in extraordinary reserve for tax compensation	0	(22.763.871)	22.763.871
"Other payables" change for substitution tax	0	22.763.871	(22.763.871)

(Amounts in Euro thousands)

Statement of changes in shareholder's equity for the financial period ended 31 December 2001

	Share capital	Additional paid-in capital	Legal reserve	Other reserves	Net income (loss) of the period	Total
Balance as at 1st January 2001	**206.583**	**0**	**2.358**	**17.684**	**17.801**	**244.426**
Appropriation of result for year 2000 as per extraordinary assembly dated 18/04/01			896	16.905	(17.801)	**0**
Share Capital exchange to Euro as per extraordinary assembly dated 18/04/01	1.417					**1.417**
Share capital increase as per extraordinary assembly dated 18/04/01	128.000					**128.000**
Share capital increase due to the listing in the Stock Exchange Market on 24/07/01	112.500	15.000				**127.500**
Net income					6.140	**6.140**
Balance as at 31st December 2001	**448.500**	**15.000**	**3.254**	**34.589**	**6.140**	**507.483**

EXPLANATORY NOTES

INTRODUCTION

The financial statements for the year ended 31 December 2001 have been drawn up in accordance with the guidelines provided by the Civil Code, integrated by the accounting principles set forth by the National Boards of Professional Accountants and the directives of the Consob (Italian Securities and Exchange Commission). They comprise the balance sheet, income statement and these explanatory notes.

Moreover, they furnish all the complementary information deemed necessary in order to provide a true and accurate picture of the company's financial position, even if not specifically required by law. The accounting principles adopted are consistent with those of the previous year and comply with the specifications of art. 2426 of the civil code.

In the financial statements as at 31December 2001 the corresponding items of the financial statements as at 31 December 2000 are shown.

To facilitate interpretation and for the sake of clarity, the amounts shown are expressed in T/Euros (thousands of Euros).

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The most important accounting principles adopted in the preparation of the financial statements for the year ended 31 December 2001 are the following:

a- Intangible assets

Intangible assets are valuated at their purchase cost, plus any additional value and are systematically amortised on the basis of their future life.

The "start-up and expansion costs", which include incorporation expenses, costs for capital increases and for gaining admission to a listing on the Milan Stock Exchange, are amortised in a period of five years.

Research and development costs are expensed unless they pertain to the realisation of specific, clearly defined products whose technical feasibility has been reasonably demonstrated, and for which a future market is reasonably presumed to exist. The book value is systematically written off in a period of five years.

Licences, trademarks and kindred rights are amortised on the basis of their remaining future utility, estimated as twenty years for trademarks and four years for user rights. As regards trademarks, additional amortisation is calculated solely for tax purposes and within the limits allowed by tax laws.

Goodwill is systematically amortised over a period of 10 years, which may reasonably be considered as representative of its useful life.

It should be noted that, pursuant to art. 2426 of the civil code, until start-up and expansion costs, research, development and advertising costs having long-term utility are completely amortised, dividends may be distributed only if the remaining available reserves are sufficient to cover the remainder of the capitalised costs.

b- Tangible assets

Tangible assets are valuated at their purchase or production cost, inclusive of any directly ascribable ancillary expenses, as well as a portion of indirect costs that may be reasonably ascribed to the assets themselves, and shown net of accumulated depreciation; some categories of assets have undergone revaluations pursuant to Laws n. 576/75, n.72/83 and n. 413/91.

Any tangible asset that, at the closure of the financial period, reveals lasting declines in value is written down accordingly; the original book value is restored in subsequent financial periods if the reasons for the write-down no longer subsist.

Depreciation is systematically calculated on a straight-line basis, according to the presumed useful life of the assets themselves, starting from the year of their entry in the books; the charge is reduced by one half in the first year. The following rates are applied:

Buildings	3.0%
Lightweight constructions	10.0%
General/specific plant	10.0%
Large specific plant	15.5%
Ovens	15.0%
Miscellaneous equipment	25.0%
Purification systems	15.0%
Office furnishings and equip.	12.0%
Electromechanical equipment	20.0%
Transport vehicles	20.0%
Automobiles	25.0%

In the years in which the company takes advantage of the tax benefits deriving from accelerated depreciation, the latter is shown together indistinctly with ordinary depreciation charges and is offset by a direct reduction of the corresponding tangible asset items. The accounting effects of accelerated depreciation, for the purposes of the income statement and balance sheet, are explained in the comment to the item "tangible assets".
Routine maintenance costs are wholly expensed as incurred; any maintenance costs serving to increase the life of the assets to which they pertain are attributed to the assets themselves and amortised on the basis of their estimated future utility.

c- Financial assets
Share capital investments are valuated on the basis of their purchase cost, adjusted to reflect any losses in value judged to be of a lasting nature; the original book value is restored in subsequent financial periods should the reasons for the write-down no longer subsist.

d- Inventory
Inventories are shown either at the purchase or production cost or the presumable market value, whichever is lower; the latter value is determined using the weighted average cost method. The cost of production has been used for finished and semi-finished products; the valuation of work in progress again takes into account the cost of production, according to the actual stage of work completed at the end of the year. Obsolete or slow-moving stock is depreciated, according to its estimated future utility, through a specific inventory valuation adjustment allowance.

e- Receivables and payables
Receivables are shown at their presumable realisation value, i.e. net of appropriate provisions for doubtful debts, determined in accordance with the prudence principle.
Payables are shown at their nominal value.

f- Short-term financial assets
The book value of securities is shown either at the purchase cost or at the estimated realisation value, if assumed to be lower on the basis of market trends; the original value is restored in subsequent financial periods if the reasons for the write-down no longer subsist.

g- Accrued income, prepayments, accrued liabilities and deferred income
Accrued income, prepayments, accrued liabilities and deferred income are calculated according to the accruals principle of accounting, so that costs and revenues pertaining to two or more financial periods are divided accordingly over the periods in question.

h- Cash and banks
These items are shown at face value.

i- Provisions for contingencies and obligations
Specific provisions have been made to cover expenses of a precise nature, either certain or likely, whose entity or date of occurrence may not be determined at the closure of the financial year; said provisions reflect the best estimate that may be made on the basis of available information.

I- Staff leaving indemnity
Provisions for employee leaving indemnity are made in compliance with the law and labour contracts currently in force; they reflect the total liabilities accrued vis-à-vis employees at the balance-sheet date.

m- Costs and revenues
They are accounted for according to the prudence and accrual principles.
Revenues are shown net of returned products, discounts, rebates and premiums, as well as any taxes directly connected to the sale of products and provision of services. Income from the sale of products is taken into account when the property changes hands, which generally coincides with dispatch of the merchandise.
Costs are calculated according to principles analogous to those used for assessing revenues.

n- Foreign currency transaction
Transactions in foreign currency are translated on the basis of the exchange rates in effect on the trade date. Any exchange rate differences arising during the year are accounted for in the income statement, among the financial expenses and incomes.
Payables and receivables outstanding at the end of the year and hedging derivatives are adjusted to current year-end exchange rates only if the overall adjustment results in a loss; said loss is accounted for through the provision for exchange rate risks, as allowed by law.

o- Financial instruments
Financial instruments used for hedging foreign exchange risks are valuated in a manner that is consistent with the assets and liabilities covered. As regards the hedging transactions pertaining to assets and liabilities not expressed in Euros, expenses and incomes are accounted for on an accruals basis.

p- Income taxes
They are calculated on the basis of estimated taxable income in conformity with the current provisions of law. The net balance of advance and deferred taxes has also been calculated as per the instructions issued by the National Boards of Professional Accountants in document n° 25, in regard to the accounting methods for determining income taxes; advance (deferred) taxes have thus been budgeted according to the tax liability method to account for the fiscal effects on all the temporary differences arising among the book values of assets and liabilities and the corresponding fiscal values with the application of current tax rates. Advance taxes are shown among the receivables from others (under the heading of operating capital), net of deferred taxes.

q- Dividends
The dividends and relative tax credits of subsidiary, associated and affiliated companies are accounted for in the year in which they are collected.

r- Memorandum accounts
Commitments and guarantees are disclosed in the memorandum accounts at their contract value.

COMMENTS ON THE MAIN ITEMS OF THE BALANCE SHEET

a- Intangible assets
This item may be broken down as follows:

[in thousands of Euros]	31.12.2001 Gross	31.12.2001 Net	31.12.2000 Gross	31.12.2000 Net	Difference Net
Start-up and expansion costs	15,072	11,740	397	41	11,699
Research, development and advertising costs	209	140	138	110	30
Patent rights	13,443	1,741	12,099	1,339	402
Licences, trademarks and kindred rights	120,373	78,785	120,373	88,643	(9,858)
Goodwill	322	161	322	193	(32)
Sundry items	1,566	660	1,159	549	111
Total	**150,985**	**93,227**	**134,488**	**90,875**	**2,352**

The 2,352 T/Euro increase is principally ascribable to the change in the item "Start-up and expansion costs".
The item "Start-up and expansion costs" increased by 11,699 T/Euros as a result of the expenses incurred to gain admission to a listing in the Milan Stock Exchange; these expenses include the costs relative to the preparation of a prospectus and other fees tied to the operation, including the financial costs tied to the placing of shares and communication and market reporting costs, which amounted to a total of 14,675 T/Euros, gross of amortisation.
The item "patent and intellectual property rights" primarily pertains to software user licenses.
The item "Licences, trademarks and kindred rights" refers above all to the trademarks entered following the allocation of the deficit resulting from the 1995 merger, including the company trademark and other registered group trademarks (such as "Pinguino", "Sfornatutto", "Friggimeglio", "Stiromeglio", etc.).
Trademarks are amortised over a period of 10 years, less than the period established according to the above-mentioned principles; the period has been abbreviated solely for tax purposes. The higher amortisation charges, calculated exclusively on the basis of tax laws, pursuant to art. 2426 section 2 of the Civil Code, amount to 3,879 M/Euros.
Had no extra amortisation been calculated, the profit for the year and net equity would have been respectively 2,318 T/Euros and 4,636 T/Euros higher, net of the fiscal effects.

The table below shows the changes occurring in the main intangible asset items in 2001:

[in thousands of Euros]	Start-up and expansion costs	Re-search & development costs	Patent rights	Licences, trademks. and kindred rights	Goodwill	Sundry items	Total
Net opening balance	41	110	1,339	88,643	193	549	90,875
Increases	14,675	72	1,346	-	-	392	16,485
Decreases	-	-	(2)	-	-	(4)	(6)
Amortisation	(2,976)	(42)	(942)	(9,858)	(32)	(277)	(14,127)
Net closing balance	**11,740**	**140**	**1,741**	**78,785**	**161**	**660**	**93,227**

II- Tangible assets

The tangible assets may be broken down as follows:

[in thousands of Euros]	31.12.2001 Gross	Net	31.12.2000 Gross	Net	Difference 2001/2000
Land and buildings	85,258	59,254	84,890	61,467	(2,213)
Plant and machinery	115,588	26,890	109.078	29,041	(2,151)
Industrial equipment	66,118	7,952	58,003	8,994	(1,042)
Sundry items	12,869	1,503	12,625	1,931	(428)
Tangible assets under construction and advances	660	660	475	475	185
Total	**280,493**	**96,259**	**265,071**	**101,908**	**(5,649)**

The 5,649 T/Euro decrease is the resultant above all of increases in the item "Plant and machinery" (6,902 T/Euros) and "Others industrial equipment" (8,262 T/Euros) - mainly ascribable to moulds and equipment for the manufacture of new products - minus accumulated depreciation for the year, amounting to 21,760 T/Euros.

The item "Assets under construction" refers primarily to the work completed thus far in the construction of the new finished products warehouse in Mignagola (Treviso).

In the current and previous years, accelerated depreciation charges were applied in order to take advantage of tax benefits, within the limits allowed under current tax laws. Had depreciation been calculated solely on a normal straight-line basis, the item "Tangible assets" would have been 10,290 T/Euros higher and the item "Depreciation" would have been 3,110 T/Euros lower. Consequently, net equity and profit for the year would have been respectively 6,148 T/Euros and 1,858 T/Euros higher, net of the relative fiscal effects.

The table below shows the changes occurring in the main tangible asset items in 2001.

[in thousands of Euros]	Land and buildings	Plant and machinery	Industrial and commercial equipment	Other goods	Tangible assets under construction and advances	Total
Net opening balance	61,467	29,041	8,994	1,931	475	101,908
Increases	369	6,902	8,262	932	185	16,650
Decreases	-	(357)	(137)	(45)	-	(539)
Depreciation	(2,582)	(8,696)	(9,167)	(1,315)	-	(21,760)
Net closing balance	**59,254**	**26,890**	**7,952**	**1,503**	**660**	**96,259**

III- Fianancial aeests

1- Equity investments

This item may be broken down as follows:

Subsidiary companies	31/12/2001	31/12/2000	Change
De' Longhi Pinguino S.A.	22,744	23,413	(669)
Simac Vetrella S.p.A. (*)	10,393	10,393	0
Ariagel S.p.A.	2,073	3,695	(1,622)
La Supercalor S.p.A.	2,933	2,866	67
De' Longhi France SARL(**)	2,440	2,402	38
De' Longhi America Inc.	1,407	1,407	0
De' Longhi Canada Inc.	1,214	1,214	0
De' Longhi LTD	1,145	1,145	0
De' Longhi Nederland B.V.	681	681	0
Clim.Re S.A.	54	54	0
E-Services S.r.l.	26	26	0
Total	**45,110**	**47,296**	**(2,186)**

(*) The amount shown is the sum of the investments in Effeplast S.r.l. and Simac-Vetrella, following the decision approved on 16/01/2001 to merge Simac-Vetrella with Effeplast and change the company name to Simac-Vetrella S.p.A.

(**) The amount includes the stake in Kenwood Holding S.A., merged by De'Longhi France at the end of December 2001.

Associated companies	31/12/2001	31/12/2000	Change
Comitalia Società Fiduciaria	3,025	3,025	0
Omas S.r.l.	1,136	1,136	0
Effegici S.r.l.	201	201	0
Parex Industries Limited	0	0	0
Liguria Vita S.p.A.	0	1,786	(1,786)
Total	**4,362**	**6,148**	**(1,786)**

Other companies	31/12/2001	31/12/2000	Change
SP. Tasoglou S.A.	142	142	0
Other minor investments	10	11	(1)
Total	**152**	**153**	**(1)**

Total equity investments	**49,624**	**53,597**	**(3,973)**

A list of share capital investments is provided in annex n° 1.

The 3,973 T/Euro decrease is the resultant of the following:

- Acquisition of a minority stake of 5% in La Supercalor S.p.A., at a cost of 67 M/Euros.
- Acquisition of a minority stake of 10% in the company Ariagel S.p.A., at a cost of 362 T/Euros.
- Prudential write-down of the investment in Ariagel S.p.A., for an amount of 1,983 T/Euros. Ariagel S.p.A. reported a heavy loss for the 2001 financial period, deriving above all from extraordinary restructuring costs; on 15 March 2002, a contribution of 1,983 T/Euros was paid to cover losses.
- Acquisition of a 100% stake in the French branch of the affiliate Kenwood, at a cost of 38 T/Euros; the investment served to rationalise the corporate structure of the De' Longhi Group in the French market; in December 2001, it was decided to merge the French company with De' Longhi France SARL.
- Contributions of capital amounting to 22,200 T/Euros to the subsidiary De' Longhi Pinguino S.A. in December 2001 and subsequent prudential write-down of the shareholding by 22,869 T/Euros, to align the value of the investment with the company's net equity.

- Acquisition of a 49% stake in Parex Industries Limited, which distributes De' Longhi Group products in New Zealand and Australia. The company made this acquisition in order to gain better control and secure its position in the strategic market of Oceania. Within the context of this transaction, a significant portion of the amounts receivable from the distributor were collected, for a total of $NZ 13.8 million; moreover, an interest-bearing loan of the same amount was granted, guaranteed by the company's assets, to help bring the deal to a close.
- Transfer of the shares in the affiliated company Liguria Vita S.p.A.; said shareholding was sold to De' Longhi Soparfi for a total of 3,099 T/Euros; the transaction, which brought capital gains of 1,313 T/Euros, falls within the framework of a corporate restructuring project begun at the end of 2000, which provided for the disposal of share capital investments no longer deemed strategic; the aforesaid amount, established on the basis of an assessment made by independent experts, has been collected in full.

As per art. 2426 n° 3 of the civil code, we shall note that some affiliates are ascribed a book value exceeding their respective fraction of net equity as shown in the last approved financial statements; said entries are justified by the existence of favourable business prospects and/or greater values attributable to the affiliate's assets.

2- Receivables

This item may be broken down as follows:

From subsidiary companies	31/12/2001	31/12/2000	Change
De' Longhi Nederland B.V.	4,500	0	4,500
De' Longhi Pinguino S.A.	393,799	72,901	320,898
Total	**398,299**	**72,901**	**325,398**

The loans were granted on a short-term basis and bear interests in line with market rates.
The receivables from De' Longhi Pinguino S.A. mainly refer to loans granted on the occasion of the acquisitions made at the end of December 2000 and during 2001.

From associated companies	31/12/2001	31/12/2000	Change
Parex Industries Limited	6,197	0	6,197
Total	**6,197**	**0**	**6,197**

Said loan expires on 31/03/2005 and bears interests in line with market rates (see previous paragraph).

From others	31/12/2001	31/12/2000	Change
Credit for advance payment of withholdings on employee leaving indemnity	505	734	(229)
Guarantee deposits	56	53	3
Total	**561**	**787**	**(226)**

C) CURRENT ASSTES

I- Inventory

A comparison of year-end inventories is shown below.

	31/12/2001	31/12/2000	Change
Raw materials	29,505	34,836	(5,331)
Work in progress	7,959	7,137	822
Finished products	40,091	49,304	(9,213)
Total	**77,555**	**91,277**	**(13,722)**

The value of inventories decreased significantly (-13,722 T/Euros) compared to the same period of 2000, despite an increase in sales. This is mainly due to the efforts undertaken in 2001 to reduce operating capital.

The carrying amount of inventories has been adjusted through an inventory devaluation provision of 2,948 T/Euros (2,841 T/Euros in 2000) referring to products and raw materials that are obsolete or turn over slowly and are thus considered no longer strategic for the company.

We further note that a valuation of inventories on the basis of current costs would not result in any significant differences.

II- Receivables

1- Receivables from customers

Trade receivables are shown net of a provision for doubtful debts, amounting to 3,450 T/Euros, which represents a reasonable estimate of risk, as assessed at the time the financial statements were drawn up, and was prudentially set aside against some credits in litigation and whose collection is in any case dubious.

The table below summarises the changes in the provision for doubtful debts.

	Balance 2000	Decreases	Increases	Balance 2001
Provision for Doubtful Debts	2,631	(999)	1,818	3,450

The trade receivables outstanding fell despite an increase in business; this is mainly due to an improvement in payment collection times.

The company received guarantees from customers totalling 631 T/Euros, which served to cover commercial transactions.

2- Receivables from subsidiary companies

The breakdown of receivables from subsidiary companies is as follows:

	31/12/2001	31/12/2000	Change
Trade receivables	156,650	107,819	48,831
Financial receivables	12,271	102	12,169
Total	**168,921**	**107,921**	**61,000**

The change in the item commercial credits is due to the considerable increase in sales to the most important commercial divisions abroad, which in turn saw sales rise significantly compared to the same period in 2000.

The increase in financial receivables mainly reflects credit granted to the subsidiary companies De' Longhi Pinguino S.A., Ariagel S.p.A., DL Radiators S.p.A. and Elba S.p.A.

3- Receivables from associated companies
The receivables refer to commercial credit granted and are mainly due from Parex Industries Limited, distributor in New Zealand and Australia.

4- Receivables from parent companies
The breakdown of receivables from parent companies is as follows:

	31/12/2001	31/12/2000	Change
De' Longhi Soparfi SA	3,284	185	3,099
De' Longhi Holding SA	22	22	-
Total	**3,306**	**207**	**3,099**

The amounts refer to the remainder of accrued interests to be paid by parent companies on loans already paid off in previous years as well as the sum receivable from De' Longhi Soparfi S.A. following the sale of the company Liguria Vita S.p.A. (see the assets section " Share capital investments").

5- Receivables from others
The item receivables from others comprises:

	31/12/2001	31/12/2000	Change
Deferred tax assets	5,567	7,127	(1,560)
Tax credits	2,823	8,909	(6,086)
Advances to suppliers	507	1,264	(757)
Advances to personnel	139	99	40
Other receivables	4,565	5,443	(878)
Total receivables from others	**13,601**	**22,842**	**(9,241)**

This item decreased by 9,241 T/Euros, above all as a result of the decrease in receivables from the Inland Revenue; more specifically, the decrease reflects the VAT credits that were recovered exploiting the Group intercompany clearing principle, as per Ministerial Decree 13/12/79 Art. 1 and subsequent modifications; this operation allowed us to almost completely absorb the credits accumulated in previous years.

The item "Deferred tax asstes" refers to the sum of advance taxes paid, which have been calculated on the basis of the temporary differences arising between the book value of assets and their corresponding fiscal values.
The overall balance of advance taxes as at 31 December 2001 shows a credit of 5,567 T/Euros. This item may be broken down as follows:

Advance taxes referring to:	2001	2000	Change
- provision for contingencies and other provisions	4,269	5,736	(1,467)
- non-deductible write-downs of shareholdings	543	683	(140)
- other temporary differences	793	722	71
Deferred taxes for:			
- others	(38)	(14)	(24)
Total deferred tax assets	**5,567**	**7,127**	**(1,560)**

III- Short-term financial assets
This item, amounting to 906 T/Euros, is composed of shareholdings purchased for the purpose of utilizing cash surpluses.

IV- Cash and banks
This item, amounting to 17,975 T/Euros, mainly refers to surpluses in transaction accounts with lending institutions, comprising amounts received from customers at the end of the year.

D) ACCRUED INCOME AND PREPAYMENTS
The breakdown is as follows:

	31/12/2001	31/12/2000	Change
Accrued income:			
Financial incomes	1,833	1,676	157
Prepayments:			
Financial expenses	527	920	(76)
Others	764	501	(54)
Total	1,291	1,421	(130)
Total accrued income and prepayments	**3,124**	**3,097**	**27**

The item "Accrued income" includes financial incomes related for the most part to hedging transactions.
The item "Financial expenses", under the heading of prepaid expenses, includes a 512 T/Euro once-for-all commission paid on the stipulation of an interest rate and exchange rate hedging contract connected to a 14.7 billion Yen loan received (see the section on "Payables to subsidiary companies"). The item "Others" mainly refers to deferred advertising costs of 181 T/Euros falling due in subsequent financial periods and a substitute tax of 217 T/Euros on M/L-term loans.

NOTES TO THE MAIN LIABILITY ITEMS

A) SHAREHOLDER'S EQUITY
The movements of the items making up net equity are illustrated in an attached schedule; below we provide some notes regarding the main items and their changes.

Annex n° 6 provides summary information as to the tax items available for the attribution of tax credits to shareholders.

I - Share capital
This item increased as a result of:

- A paid capital increase amounting to 129,417 T/Euros, which was approved on 18 April 2001 and fully paid up. At the same meeting it was also decided to convert the capital into Euros and to combine the shares issued by increasing their face value to 3 Euros;
- Share capital increase resulting from the public offering which took place on the occasion of the listing on the Milan Stock Exchange on 23/07/01. The operation consisted in a public offering of 37,500,000 ordinary shares in De' Longhi S.p.A. at the value of 3.4 Euros each; 11,055,000 shares were made available to the public at large in Italy and 26,445,000 shares were privately placed with professional investors in Italy and institutional investors abroad, for a total counter-value of 127.5 million Euros. Following the aforesaid public offering, the share capital of De' Longhi S.p.A. consists of 149,500,000 shares with a face value of 3 Euros and worth a total of 448.5 million Euros.

II- Additional paid-in capital
Following the aforesaid public offering, a share premium reserve of 15,000 T/Euros was established.

IV- Legal reserve
As at 31 December 2000, this item totalled 2,358 T/Euros. The increase of 896 T/Euros corresponds to the portion of the year's profits appropriated to the reserve on approval of the shareholders at the general meeting of 18 April 2001.

VII- Other reserves
Extraordinary reserve
The extraordinary reserve amounts to 34,589 T/Euros; the increase of 16,905 T/Euros versus 31 December 2000 corresponds to the portion of the year's profits appropriated to the reserve on approval of the shareholders at the general meeting of 18 April 2001.

In 2000 the company adjusted the values of some categories of fixed assets, to align the values recognised for tax purposes with the higher values disclosed in the financial statements; in accordance with the applicable laws, a fiscal constraint was placed on the net equity item "Extraordinary reserve" (17,560 T/Euros), the balance-sheet item "Legal reserve" (2,324 T/Euros) and the item "Share capital" (99,934 T/Euros), for an overall total of 119,818 T/Euros.

B) PROVISIONS FOR CONTINGENCIES AND OBLIGATIONS

1- Provisions for agents leaving indemnity and similar obligations
This item includes a "supplementary customer indemnity provision", consisting in sums set aside against potential risks for the payment of the retirement indemnities that must be paid to agents, subject to the conditions stated in art. 1751 of the civil code.
The breakdown of supplementary customer indemnity provision is as follows:

	Balance 2000	Withdrawals	Allocations	Balance 2001
Agents leaving indemnity	1,373	(87)	278	1,564

3- Other provisions
This item may be broken down as follows:

	Balance 2000	Withdrawals	Allocations	Balance 2001
Product warranty fund	930	-	220	1,150
Provision for exchange rate fluctuation	1,510	(1,510)	-	0
Provision for returned goods	258	-	365	623
Provision for litigation risks	4,132	(2,114)	1,084	3,102
Total	**6,830**	**(3,624)**	**1,669**	**4,875**

The product warranty fund has been set aside on the basis of a prudential estimate of warranty services to be performed on products sold as at 31 December 2001.

The provision for "litigation risks" covers risks of a varying nature that could determine the emergence of potential liabilities; more specifically, the sums prudentially set aside by the Company include 1,084 T/Euros to cover the risk of liabilities that may arise in connection with some claims against products sold in the American market (solely the insurance deductible that we must pay). This item was lower than in 2000, thanks to the settlement of several claims. The Company is also involved in litigation with third parties and in some cases the damages claimed are considerable; in this regard, we shall note that, based on the different expert opinions we have heard, we do not believe there are any reasonable grounds for fearing that such claims will be enforced, hence the Company's financial position should not be materially affected.

On 29 October 2001, the company approved and signed an assessment issued by the Revenue Agency of Treviso, in connection with auditing proceedings initiated by the Tax authorities for the years 1995 and 1996. This approved assessment resulted in expenses for taxes, fines and interests amounting to 1,024 T/Euros, of which 994 T/Euros were ascribed to "Extraordinary expenses" and 30 T/Euros to "Financial expenses".

C) STAFF LEAVING INDEMNITY

The table below summarizes the movements occurring during the financial period for each category of employees.

	Managers	Office staff	Workers	Total
Opening balance 01.01.01	**1,294**	**3,046**	**5,516**	**9,856**
Accruals	324	937	1,596	2,857
Indemnities paid	(294)	(618)	(1,464)	(2,376)
Closing balance 31.12.01	**1,324**	**3,365**	**5,648**	**10,337**

D)- PAYABLES

The changes occurring in the individual items are shown below.

3- Bank loans and overdrafts

The payables to banks are broken down as follows:

	Within one year	from one to five	Over five	Balance as at 31/12/01	Balance as at 31/12/00
Current accounts	0	-	-	0	359
Short-term loans in Euro or currency	63,020	-	-	63,020	0
Loans on bills portfolio	4,453	-	-	4,453	4,883
Short-term part of long-term loans	8,351	-	-	8,351	25,970
Total short-term payables to banks	**75,824**	**0**	**0**	**75,824**	**31,212**
Long-term loans	-	123,041	1,873	124,914	91,431
Total payables to banks	**75,824**	**123,041**	**1,873**	**200,738**	**122,643**

None of Company's assets have been pledged as collateral security for the above debt items.
For a more complete picture of the changes occurring in the company's financial accounts, see the summary table provided in the director's report on performance and the cash flow statement.

5- Advances
They refer to advances received from customers for supplies and as guarantee deposits.

6- Trade payables
The balance represents the amounts payable to third parties for the supply of goods and services.

8- Payables to subsidiary companies
This item may be broken down as follows:

	31/12/2001	31/12/2000	Change
Trade payables	38,722	26,380	12,342
Financial payables	177,681	164,769	12,912
Total	**216,403**	**191,149**	**25,254**

The increase in commercial debts is mainly due to the larger purchases of finished products from the subsidiary Simac-Vetrella S.p.A.

The financial liabilities primarily refer to an interest-bearing loan of 8,765 T/Euros granted by the subsidiary De' Longhi Pinguino S.A., as well as another loan of 14.7 billion Yen provided in 2000; financial instruments were used to hedge the exchange rate risks associated with the latter.

9- Payables to associated companies
The item regards amounts payable to Omas S.r.l. (3,568 T/Euros) and Effegici S.r.l. (9 T/Euros).

11- Payables due to tax authorities
This item may be broken down as follows:

	31/12/2001	31/12/2000	Change
Direct taxes payable	19,121	26,407	(7,286)
Withholding taxes payable	1,224	1,799	(575)
Total payables due to tax authorities	**20,345**	**28,206**	**(7,861)**

The item "Payables due to tax authorities" includes current taxes payable net of advances, tax credits and withholdings paid, and a substitute tax of 15,175 T/Euros - representing the remainder due after the first instalment of 7,587 - related to the realignment of fiscal values effected in the year 2000.

12- Social Security payables

This item may be broken down as follows:

	31/12/2001	31/12/2000	Change
Inps (National Institute of Social Insurance)	1,953	1,770	183
Fasi- Inpdai (Social Security Institute for Industrial Executives)	140	125	15
Enasarco (National Board for the Assistance to Commercial Agents and Representatives)	105	110	(5)
Inail (Nat. Board for the Insurance against Industrial Accidents)	107	56	51
Social Security provisions	72	65	7
Other Institutions	54	28	26
Total payables to Soc. Sec. Inst.	**2,431**	**2,154**	**277**

13- Other payables

This item comprises the following:

	31/12/2001	31/12/2000	Change
To personnel	8,537	7,547	990
Costs incurred	1,949	849	1,100
Others	32	227	(195)
Total Other Payables	**10,518**	**8,623**	**1,895**

The item "To personnel" includes the amounts accrued and not yet paid.
The item "Costs incurred" mainly refers to costs accruing in the financial period.

E) ACCRUED LIABILITIES AND DEFERRED INCOME

This item may be broken down as follows:

	31/12/2001	31/12/2000	Change
Accrued expenses			
Interests payable on subsidiary company loans	0	1,518	(1,518)
Interests payable on M/L term loans	49	61	(12)
Other accrued expenses	2,288	1,182	1,106
Total Accrued Expenses	2,337	2,761	(424)
Total Deferred Income:	975	0	975
Total Accrued Expenses and Deferred Income	**3,312**	**2,761**	**551**

The item "Other accrued expenses" refers to expenses for exchange-rate and interest-rate hedging transactions.
The item "Deferred income" includes the portion of interests (pertaining to future financial periods) receivable on the financial credit granted to the associated company Parex Industries Limited.

Financial hedging instruments and other derivative contracts

In order to reduce its exposure to the financial risks tied to international commercial and financial transactions as a result of fluctuations in exchange and interest rates, the Company relies on hedging contracts within the limits defined by typical operating requirements.
In some cases, in virtue of the specific centralised treasury management functions assigned to it, the Company has engaged in hedging transactions on behalf of other group companies. The effect on De' Longhi Spa is neutral, since every transaction stipulated with market operators is counterbalanced by an identical, offsetting intercompany transaction.

Exchange rate derivatives: these include hedging transactions serving to guarantee a pre-established collection (or payment) exchange rate in the different currencies. They include both forward transactions and structured options for the currencies in which the Company's exposure is greatest (USA Dollar, Pound Sterling, Yen, Canadian dollar).

The income statement for the year only partially reflects the total positive financial effects we expect to derive from our hedging transactions, largely as a result of transactions involving the sale of Yen.
As at 31 December 2001, the nominal values of derivatives (net of any transactions that offset each other) currently in force were as follows:

Transactions between De' Longhi S.p.A. and third parties:

sale of USD against EUR	USD	62,000,000
sale of GBP against EUR	GBP	58,000,000
sale of JPY against EUR	JPY	2,700,000,000
sale of CAD against EUR	CAD	10,500,000
sale of NZD against EUR	NZD	14,277,360
sale of USD against GBP	USD	26,000,000

Transactions between De' Longhi S.p.A. and group companies:

purchase of GBP against EUR	GBP	10,000,000
sale of USD against GBP	USD	26,000,000

Interest rate derivatives: these are financial instruments that the Company uses in order to fix, in advance, a ceiling (in terms of the interbank rate, representing the *benchmark* for Group indebtedness) on the costs it will have to pay for part of the Group's financial debts. These instruments traditionally have a term of several years and can also be "linked" to specific operations to raise funds in capital markets. As at 31 December 2001, the current transactions amounted to 222,304 T/Euros.

Of the total existing as at 31 December 2001, 150 million Euros specifically relate to a loan of 14.7 billion Yen provided by De' Longhi Pinguino S.A., which falls due in April 2003 (See the liability item "Payables to subsidiary companies").

We shall point out that the centralised management activities, insofar as the hedging of exchange and interest rate risks is concerned, will be transferred in 2002 from De' Longhi S.p.A. to another Group company, which will be dedicated exclusively to this activity.

MEMORANDUM ACCOUNTS

The breakdown and comparison with the previous financial period is shown below.

	31/12/2001	31/12/2000	Change
Guarantees on behalf of subsidiary and associated companies	220,752	247,734	(26,982)
Guarantees on behalf of third parties	1,951	3,978	(2,027)
Total	**222,703**	**251,712**	**(29,009)**

The guarantees provided in behalf of subsidiary companies decreased by 26,982 T/Euros as a result of efforts to centralise credit lines, serving to prepare the way for cash pooling initiatives aimed mainly at companies residing in Italy.

The company issued a warrant to grant credit for a total of 58,305 T/Euros on behalf of several subsidiary companies to enable them to obtain the necessary bank guarantees required by their creditors and thus go ahead with the definition of mergers involving their own respective subsidiaries. At the time these financial statements were drawn up, the period in which creditors were entitled to raise objections had elapsed; hence there is no risk of actions of recourse.

NOTES TO THE MAIN ITEMS COMPRISING THE INCOME STATEMENT

A) VALUE OF PRODUCTION

1- Net revenue from the sale of goods and services

The income from sales and services may be broken up as follows:

Income by geographical region:

	31/12/2001	%	31/12/2000	%	Change
Italy	177,666	32.4%	185,717	38.9%	(8,051)
USA, Canada and Mexico	94,939	17.3%	65,040	13.6%	29,899
Japan	30,550	5.6%	23,944	5.0%	6,606
Great Britain	54,812	10.0%	40,197	8.4%	14,615
Others in Europe	120,441	21.9%	104,963	22.0%	15,478
Rest of the World	69,984	12.8%	57,463	12.0%	12,521
Total	**548,392**	**100%**	**477,324**	**100%**	**71,068**

Income by product lines:

	31/12/2001	%	31/12/2000	%	Change
Cooking and food preparation, home cleaning and ironing	226,483	41.3%	186,195	39.0%	40,288
Heating	156,637	28.6%	129,005	27.0%	27,632
Air conditioning and air treatment	140,228	25.6%	140,275	29.4%	(47)
Others	25,044	4.5%	21,849	4.6%	3,195
Total	**548,392**	**100%**	**477,324**	**100%**	**71,068**

4- Increases in fixed assets for internal work

Software development expenses were capitalised and ascribed to the item "Intangible Assets".

5- Other income

The item "Other income and revenues" comprises:

	31/12/2001	31/12/2000	Change
Transportation refunds	6,280	4,755	1,525
Contingent assets	4,888	1,654	3,234
Rents receivable	725	723	2
Compensation for damage	1,067	664	403
Consulting fees receivable	1,667	1,197	470
Other sundry incomes	5,608	5,029	579
Total	**20,235**	**14,022**	**6,213**

The transportation refunds include amounts debited to customers for transport expenses incurred.
The contingent assets include 1,549 T/Euros in insurance indemnities received from Assicurazioni Generali S.p.A., a tax credit of 696 T/Euros accrued in our favour, pursuant to Law 388/ 2000, in virtue of the increase in the number of our employees, 841 T/Euros in contributions for operating expenses, related to funding for applied research granted under Law 46/82, and 633 T/Euros deriving from the utilisation of funds previously set aside and no longer deemed necessary.
The items "consulting fees receivable" and "other sundry incomes" basically comprise fees for services of an administrative nature and services provided to other group companies by our own personnel.

B) PRODUCTION COSTS

6- For raw and subsidiary materials and goods

This item may be broken down as follows:

	31/12/2001	31/12/2000	Change
Purchases of raw materials	22,397	27,220	(4,823)
Purchases of components	146,367	136,942	9,425
Purchases of finished products	111,359	101,781	9,578
Other sundry purchases	7,903	7,339	564
Total	**288,026**	**273,282**	**14,744**

The purchases of finished products mainly refer to goods purchased from other Group companies.

7- For services

The item "services" comprises the following:

	31/12/2001	31/12/2000	Change
Advertising	26,641	27,219	(578)
Transport	16,530	13,914	2,616
Outsourcing	15,677	14,148	1,529
Commissions	9,857	9,493	364
Consulting services	6,031	4,791	1,240
Technical services	7,221	6,119	1,102
Utilities	3,814	2,892	922
Travel expenses	3,486	2,530	956
Insurance expenses	3,431	2,254	1,177
Warehouse expenses and contributions	2,786	2,195	591
Temporary work	2,072	946	1,126
Third-party maintenance services	1,908	1,999	(91)
Other sundry services	13,801	12,768	1,033
Total	**113,255**	**101,268**	**11,987**

The directors' and auditors' fees are itemised in annex n° 4.

9- Personnel costs

A breakdown of the Company workforce is shown in the table below (Workforce as at 31/12/01 and 2001 average):

	31/12/2001	Average 2001	31/12/2000	Average 2000
Workers	1,286	1,329	1,280	1,281
Office personnel	510	504	455	450
Managers	35	35	27	27
Total	**1,831**	**1,868**	**1,762**	**1,758**

The workforce grew by an average of 91 employees.

10- Amortisation, depreciation and write-downs

Amortisation and depreciation amounted to 35,887 T/Euros (32,461 T/Euros in 2000).

The 1,818 T/Euro write-down in receivables included under the heading of "operating capital" refers to the amount prudentially allocated to the provision for doubtful debts, commented previously in the section regarding trade receivables.

12/13- Provisions for risks/other provisions

These items mainly refer to accruals to the provision for litigation risks, product warranty fund and supplementary customer indemnity provision, previously commented in the section on "Other provisions".

14- Sundry operating expenses

This item may be broken down as follows:

	31/12/2001	31/12/2000	Change
Contingent liabilities	495	542	(47)
Deductibles and compensation for damages	591	1,935	(1,344)
Sundry taxes and duties	860	842	18
Membership contributions	168	163	5
Other sundry expenses	178	203	(25)
Total	**2,292**	**3,685**	**(1,393)**

C) FINANCIAL INCOME AND EXPENSES

Income from equity investments	31/12/2001	31/12/2000	Change
Incomes from:			
- Capital gains on sales	1,313	2,911	(1,598)
- Dividends and tax credits	113	8,107	(7,994)
Total (a)	**1,426**	**11,018**	**(9,592)**

The capital gains realised during the financial period refer to the transfer of the stake in the subsidiary Liguria Vita S.p.A..

Dividends were distributed primarily by the subsidiary E-Services S.r.l.

Other financial income	31/12/2001	31/12/2000	Change
From subsidiary companies	11,546	102	11,444
From associated companies	374	0	374
From parent companies	0	207	(207)
From others:			
- from banks	765	2,995	(2,230)
- from customers	191	377	(186)
- exch. rate differences	10,402	11,184	(782)
Other financial income	7	1,763	(1,756)
Total (b)	**23,285**	**16,628**	**6,657**

Interests and financial expenses	31/12/2001	31/12/2000	Change
payable to subsidiary companies	2,501	1,606	895
payable to others:			
- Interests payable on M.T. debts	12,174	11,006	1,168
- interests on payables to banks	3,990	887	3,103
- exch. rate losses	11,259	8,063	3,196
- sundry financial expenses	4,539	8,187	(3,648)
Total (c)	**34,463**	**29,749**	**4,714**

Total financial income (expenses) (a+b-c)	**(9,752)**	**(2,103)**	**(7,649)**

D) ADJUSTMENTS IN THE VALUE OF FINANCIAL ASSETS

18) Revaluations

	31/12/2001	31/12/2000	Change
Revaluation of equity investments	0	702	(702)
Total income from equity investments	**0**	**702**	**(702)**

19) Write-downs

	31/12/2001	31/12/2000	Change
Write-downs of equity investments	24,853	292	24,561
Total expenses from equity investments	**24,853**	**292**	**24,561**

This item refers to the write-down of the investment in the subsidiary companies De' Longhi Pinguino S.A. and Ariagel S.p.A. (For further information see pages 7-8).

E) EXTRAORDINARY INCOME AND EXPENSES

21- Extraordinary expenses

This item may be broken down as follows:

	31/12/2001	31/12/2000	Change
Taxes pertaining to previous years	863	651	212
Extraordinary expenses	1,932	10,741	(8,809)
Total extraordinary expenses	**2,795**	**11,392**	**(8,597)**

The taxes pertaining to previous years are relative to expenses for the approved tax assessment carried out in 2001 (commented previously), in consequence of which the Company had to pay 994 T/Euros in taxes and fines (of which 863 T/Euros is ascribed to the item "Taxes pertaining to previous years" and the remainder to "Extraordinary expenses").
The item Extraordinary expenses mainly refers to retirement incentives and sundry expenses pertaining to previous financial periods.

22- Income taxes

The item comprises:

	31/12/2001	31/12/2000	Change
Current taxes	8,089	12,789	(4,700)
Deferred taxes	1,559	5,669	(4,110)
Total	**9,648**	**18,458**	**(8,810)**

The income taxes amount to 3,357 T/Euros in corporate income tax (Irpeg) and 4,732 T/Euros in regional corporate income tax (Irap).

Financial and business relations with parent, subsidiary, associated companies and related parties
An itemization is provided in annex no. 3.

Directors' and Auditors' fees
The information required under Consob regulations (n° 4971 issued on 14.05.1999) is provided in annex n° 4.

Stock Options allotted to Directors
The information required under Consob regulations (n° 11971 issued on 14.5.1999) is provided in annex n° 5.

Subsequent events
For any information not provided below, you may refer to the report of the Board of Directors.

Treviso, March 27th 2002

De' Longhi S.p.A.
The Managing Director
Stefano Beraldo

ANNEXED DOCUMENTS

The annexes contain further data serving to complete the information provided in the Explanatory Notes.

These data are contained in the following annexes:

1. List subsidiary and associated companies.
2. Breakdown of revalued assets.
3. Financial and business relations with parent, subsidiary, associated companies and related parties.
4. Fees paid to Directors and Statutory Auditors.
5. Stock-Options allotted to Directors.
6. Tax items available for the attribution of tax credits to shareholders.

(Amounts in Euro)

Participation in subsidiaries and associated companies ex art. 2427 c.c

(Explanatory notes – Annex n. 1)

Name	Registered head offices		Capital share		Net equity		Net income (loss) of the period	Shares held	Type of relation	Book value
Subsidiary companies										in M/Euro
DE'LONGHI AMERICA INC.	Saddle Brook (U.S.A.)	US$	9.100.000	US$	2.597.596	US$	(74.536)	100%	Direct	1.407
DE'LONGHI LTD.	Wellingborough (G.B.)	Gbp	4.000.000	Gbp	2.986.522	Gbp	1.359.909	100%	Direct	1.145
DE'LONGHI FRANCE SARL	Asnieres Cedex(F)	Eur	2.699.388	Eur	3.306.861	Eur	905.323	100%	Direct	2.440
DE'LONGHI NEDERLAND BV	DB Leiden (NL)	Eur	226.890	Eur	1.594.434	Eur	557.369	100%	Direct	681
DE'LONGHI CANADA INC.	Mississagua – Ontario (CAN)	Cad	1	Cad	2.163.945	Cad	635.770	100%	Direct	1.214
DE'LONGHI PINGUINO S.A.	Luxembourg	Eur	26.500.000	Eur	22.744.162	Eur	(26.883.300)	100%	Direct	22.744
LA SUPERCALOR	Seregno (MI)	Eur	520.000	Eur	1.054.788	Eur	60.890	100%	Direct	2.933
ARIAGEL SPA	Candiolo (TO)	Eur	765.000	Eur	(1.473.407)	Eur	(3.570.214)	90%	Direct	2.073
SIMAC-VETRELLA SPA (*)	Gorgo al Mont. (TV)	Eur	365.000	Eur	4.656.539	Eur	283.814	100%	Direct	10.393
E-SERVICES SRL	Treviso	Eur	50.000	Eur	276.439	Eur	215.744	51%	Direct	26
CLIM.RE (**)	Luxembourg	Eur	1.239.468	Eur	1.239.468	Eur	0	4%	Direct	54
Total										**45.110**

Associated companies (****)										
OMAS SRL	S.V.di Gualtieri (RE)	Lit	700.000.000	Lit	4.921.412.863	Lit	428.545.187	40%	Direct	1.136
EFFEGICI SRL	Gorgo al Monticano (TV)	Lit	470.000.000	Lit	576.787.742	Lit	20.132.927	25%	Direct	201
PAREX INDUSTRIES LIMITED (*****)	Auckland (NZ)	Nzd	7.600.000	Nzd	(1.687.000)	Nzd	1.103.000	49%	Direct	0
Interest held through Comitalia Trust (***)		Lit	1.000.000.000	Lit	12.598.922.809	Lit	37.152.332	40%	Direct	3.025
Total										**4.362**

(*) In January 2001 the merger though incorporation between Simac-Vetrella S.p.A. and Effeplast S.p.A. into Simac-Vetrella S.p.A. has been completed.
(**) De' Longhi S.p.A. holds directly 4% and indirectly, through De' Longhi Pinguino SA, the residual 96%.
(***) The interest held through the trust company regards a company that produces finished goods; with respect to said interest, the Group has availed itself of the right, granted by the applicable laws (art. 39 Leg. Decree 127/91), to omit the name of the subsidiary to avoid causing damage to the latter or to other Group companies.
(****) Data regarding 31/12/2000.
(*****) Data from provisional balance sheet as at 31/12/01 (nine months).

(Amounts in Euro thousands)

SCHEDULE OF REVALUED ASSETS

(Explanatory notes - Annex n. 2) (*)

Balance sheet item	Revalued assets			Total revaluation
	1995 merger deficit allocation	Law n.413/1991	Other revaluation	
Operational real estate	43.899	5.064	16.716	65.679
Plant and machinery	38.139		13.251	51.390
Industrial and commercial equipment			3.541	3.541
Vehicles			214	214
Trademarks and rights	119.353			119.353
Interests	4.132			
Totals	**205.523**	**5.064**	**33.722**	**244.309**

(*) Schedule as per art. 10 Law 72/83.

(Amounts in Euro millions)

Financial and business relations with parent, subsidiary, associated and related companies

(Explanatory notes - Annex n. 3)

	Revenues from sales	Other income	Raw material expenses and other	Financial income and expenses	Receivables	Payables
Parent companies:						
De' Longhi Soparfi S.A. (1)	-	-	-	-	3,3	-
Total	-	-	-	-	3,3	-
Subsidiaries: (2)						
De' Longhi America Inc.	62,4	-	(7,5)	-	64,9	(3,2)
De' Longhi Limited	53,3	-	(6,4)	-	24,3	(2,1)
De' Longhi Japan	30,5	0,2	(1,5)	-	16,8	(0,2)
De' Longhi Pinguino S.A.	-	3,3	-	8,1	407,4	(161,2)
De' Longhi Canada Inc.	11,8	0,8	(0,4)	-	8,3	(0,1)
De' Longhi France SARL	15,9	-	(2,1)	-	7,6	(0,2)
Simac-Vetrella S.p.A.	10,8	1,5	(61,7)	0,2	6,9	(24,3)
De' Longhi Deutschland GMBH	10,6	-	(1,6)	-	6,4	(0,3)
La Supercalor S.p.A.	4,2	0,2	-	-	5,3	-
De' Longhi Nederland B.V.	10,2	-	(0,4)	0,3	9,6	-
Ariagel S.p.A.	2,9	-	(1,0)	0,1	4,9	(1,2)
Elba S.p.A.	1,2	0,9	(17,1)	0,5	1,7	(6,3)
DL Radiators S.p.A.	-	0,6	-	0,5	1,1	-
Climaveneta S.p.A.	-	0,7	(0,3)	(0,6)	0,8	(15,3)
E-Services S.r.l.	-	1,7	(2,9)	-	0,5	(0,1)
Kenwood Singapore	3,0	-	-	-	0,3	-
Climaveneta Deutsch.	1,1	-	-	-	0,2	-
Kenwood Limited	-	0,1	(0,3)	-	-	(0,3)
Clim.Re S.A.	-	-	-	(0,1)	-	(1,5)
Kenwood South Africa	0,3	0,1	-	-	-	-
Total	**218,2**	**10,1**	**(103,2)**	**9,0**	**567,0**	**(216,3)**
Associated companies: (3)						
Omas	4,1	0,1	(5,9)	-	0,7	(3,6)
Parex Industries Limited	10,2	0,1	(0,4)	0,4	11,3	-
Comitalia Trust (6)	0,1	-	(4,5)	-	-	-
Total	**14,4**	**0,2**	**(10,8)**	**0,4**	**12,0**	**(3,6)**
Total subsidiaries and associated companies	**232,6**	**10,3**	**(114,0)**	**9,4**	**579,0**	**(219,9)**
Related parties						
Nauta S.r.l. (4)	-	-	(0,5)	-	-	(0,1)
Italia Distribuidora	-	-	-	-	0,3	-
Genesi S.r.l. (3)	5,8	-	-	-	4,5	-
Delta Erre Trust (3) (7)	-	0,1	(9,9)	-	0,1	(1,8)
Max Information (5)	-	-	(0,8)	-	-	(0,1)
Totale	**5,8**	**0,1**	**(11,2)**	-	**4,9**	**(2,0)**

(1) Receivables from De' Longhi Soparfi SA are mainly referred to the sale of the participation in Liguria Vita S.p.A..
(2) Trattasi prevalentemente di rapporti di natura commerciale e di fornitura di servizi di natura amministrativa e prestati dal personale dipendente della Capogruppo.
(3) Amounts regarding trade relations.
(4) Amounts regarding air plane services.
(5) Amounts regarding marketing expenses; Max Information S.r.L. is a company in which De' Longhi S.p.A.'s director, Mr. G. Sandri, is managing director.
(6) Referral to Annex n.1.
(7) The company mainly produces finished goods; for this purpose the Group has availed itself of the right, granted by the applicable laws (art. 39 Leg. Decree 127/91), to omit the name of the subsidiary to avoid causing damage to the latter or to other Group companies.

Besides what exposed above, there aren't other transactions with related parties, except for the fees paid to the Studio Biscozzi e Nobili, from which the Group, during year 2001, has acquired consulting services. For a more precise detail, please refer to the comments of the Explanatory Notes in Annex n. 4 "Fees paid to Directors and Auditors".

(Amounts in Euro thousands)

Fees Paid to Directors and Statutory Auditors
(art. 78 Consob rule, resolution n. 11971 dated 14.5.1999)

(Explanatory notes – Annex n. 4)

Person	***Position description***		***Fees***			
Surname and name	Position held	Position lasting	Fees	Not financial benefits	Bonus and other incentives	Other fees
De' Longhi Giuseppe	President	01.01/31.12.01	331			18 (1)
De' Longhi Fabio	Vice-President	01.01/31.12.01	288 (2)			26 (3)
Beraldo Stefano	Managing Director	01.01/31.12.01	494 (4)			13 (5)
Sandri Giorgio	Director	01.01/31.12.01	21			
Gordon Colin James	Director	18.04/31.12.01	21			
Brunetti Giorgio	Director	18.04/31.12.01	21			1,6 (6)
Garavaglia Carlo	Director	18.04/31.12.01	21			1,6 (7)
Ponzellini Gianluca	President of the Board of Auditors	18.04/31.12.01	62			
Malerba Giancarlo	Statutory Auditor	18.04/31.12.01	41			
Lanfranchi Massimo	Statutory Auditor	18.04/31.12.01	41			

(1) Fees due to positions held in other subsidiaries.
(2) The amount includes also the fee due to the position of Sales and Marketing Director of De' Longhi S.p.A..
(3) Fees due to positions held in other subsidiaries reversible to De' Longhi S.p.A..
(4) The amount includes also the fee due to the position of General Director.
(5) Fees due to positions held in other subsidiaries reversible to De' Longhi S.p.A..
(6)-(7) Fees due to the position of member of the Remuneration Committee and the Internal Control Committee and for the Corporate Governance.

Mr. C. Garavaglia and Mr. G. Malerba are partners of the Studio Biscozzi Nobili, to which the Group has paid fees, during year 2001, for 530 T/Euros, which include also the consulting services rendered during the IPO process.

Stock-Options allotted to Directors
(art. 78 Consob rule, resolution n. 11971 del 14.5.1999)

(Explanatory notes – Annex n. 5)

Person	Allotted options during 2001			Options took-up during the year	
First and last name	Number of buyable shares	Strike price	Exercise period	Numer of shares bought	Share price
Beraldo Stefano	1.189.004	3,4	2004 - 2006	-	-
De' Longhi Fabio	608.790	3,4	2004 - 2006	-	-

Disposable taxes for the tax credit allotment to shareholders
(art. 105 section 1 letters A e B DPR 917/86)

(Explicatory notes – Annex n. 6)

	Disposable taxes for the tax credit allotment to shareholders	
	"A" ordinary	"B" limited
A) Opening balance	17.333.623	42.396.247
B) Increases due to period income increases	3.530.281	348.847
– Scheduled allotment for settled taxes or in any case relevant for the tax credit recognition (to be used only in dividend distribution)		
Closing balance	**20.863.904**	**42.745.094**

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

AUDITORS' REPORT IN ACCORDANCE WITH ARTICLE 156 OF LAW DECREE N° 58 DATED 24 FEBRUARY 1998

To the shareholders of
De' Longhi SpA

1 We have audited the financial statements of De' Longhi SpA as of 31 December 2001. These financial statements are the responsibility of De' Longhi's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with the auditing standards and criteria recommended by CONSOB. Those standards and criteria require that we plan and perform the audit to obtain the necessary assurance about whether the financial statements are free of material misstatement and, taken as a whole, are presented fairly. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the directors. We believe that our audit provides a reasonable basis for our opinion. The financial statements of some subsidiaries have been examined by other auditors who have provided us with their audit opinions. Our opinion, expressed in this report, is also based on the audits performed by these other auditors with regard to approximately 11 per cent of the amount included within "investments in controlled companies" and 0.5 per cent of total assets. Furthermore, the audit of the financial statements of some indirectly controlled subsidiaries is also performed by other auditors.

For the opinion on the financial statements of the prior period, which are presented for comparative purposes as required by law, reference is made to our report issued on April 11, 2001.

3 In our opinion, the financial statements of De' Longhi SpA as of 31 December 2001 comply with the laws governing the criteria for their preparation; accordingly, they give a true and fair view of the financial position and of the results of operations of the Company.

4 We draw your attention to the following information:

(a) In current and previous years, accelerated depreciation has been applied to tangible fixed assets within limits allowed by fiscal laws. The related effects on the net result for the year and on shareholders' equity have

PRICEWATERHOUSECOOPERS

been provided in the notes to the financial statements within the section on "tangible fixed assets".

(b) In current and previous years, accelerated depreciation has been applied to trademarks recorded as intangible fixed assets within limits allowed by fiscal laws. The related effects on the net result for the year and on shareholders' equity have been provided in the notes to the financial statements within the section on "intangible fixed assets".

(c) The Company holds controlling investments recorded in the financial statements at cost adjusted for permanent diminution in value, and has therefore prepared consolidated financial statements of the Group as required by law. The consolidated financial statements represent an integration to these financial statements in order to provide adequate information on the Group's financial position and its results for the year. We have audited the consolidated financial statements, which have been submitted together with the Company's financial statements and our audit opinion.

Treviso, 29 March 2002

PricewaterhouseCoopers SpA

S/ Roberto Adami
(Partner)

"This report as been translated from the original which was issued in accordance with Italian legislation. The financial statements referred to in the above report have not been translated"